April 17, 2015

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	James Lopez
Ruairi Regan

Re:	U.S. Silica Holdings, Inc.
Form 10-K for fiscal year ended December 31, 2014
Filed February 25, 2015 File No. 001-35416

Ladies and Gentlemen:

U.S. Silica Holdings, Inc. (the “Company”) respectfully submits the following response to your letter, dated April 15, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

For your convenience, the Company’s response is set forth next to the number corresponding to the numbered comment in the Comment Letter.

The following is the Company’s response to the Staff’s comment.

Item 2. Properties

Our Reserves page 44

1.	We note your disclosure of proven and probable reserves for your Voca, Texas mine. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacing used at various classification levels.

•	General cross-sections that indicate the relationship between seams, geology, and topography.

•	A detailed description of your procedures for estimating reserves.

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve area.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Company Response:

In response to the Staff’s comment, we will supplementally submit under separate cover the materials responsive to the Staff’s request.

Recent Trends and Outlook, page 52

2.	We note your disclosure on page 52 regarding recent trends in the FRAC sand demand including material demand decreases. In future filings please expand your disclosure to address how such trends would impact your liquidity, capital resources and results of operations in a material way, or tell us why you believe disclosure is not required. Refer to Item 303(a) of Regulation S-K for guidance. Please provide us with draft disclosure.

Company Response:

In response to the Staff’s comment and depending on the facts and circumstances at the time, we intend to provide the following disclosure in future filings in the “Recent Trends and Outlook” section of our MD&A:

A continued decline in oil prices and reduction in oil and gas drilling activities may reduce frac sand demand further, which could result in us selling fewer tons, selling tons at a lower price, or both. If we sell less frac sand, or sell frac sand at lower prices, our revenue, net income, cash generated from operating activities, and liquidity would be adversely affected. We could evaluate actions to reduce costs and improve liquidity. For instance, we may reduce our capital spending for 2015 and beyond and may delay or cancel capital projects.

As requested by the Staff, the Company hereby provides the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact Sean Klein, Assistant General Counsel at (301) 682-0316, Christine Marshall, General Counsel at (301) 682-0313 or me at (301) 682-0302.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Donald A. Merril

Donald A. Merril
Chief Financial Officer

cc:	Christine Marshall

Sean Klein